Exhibit 97
Brown-Forman Corporation
Policy on Recoupment of Incentive Compensation
(Approved November 16, 2023)
Purpose
The purpose of this policy is to set forth the procedures established by the Brown-Forman Corporation (“Brown-Forman” or the “Company”) Board of Directors (the “Board”) for the recoupment of certain executive compensation in the event of certain accounting restatements resulting from noncompliance with the financial reporting requirements under the U.S. federal securities laws in accordance with the terms and conditions set forth herein.
Definitions
For purposes of this policy, the terms set forth below shall have the following meanings:
Code: The U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder.
Committee: The Compensation Committee of the Board.
Effective Date: October 2, 2023.
Erroneously Awarded Compensation: The amount of Incentive-Based Compensation received by an Executive Officer during the fiscal period when the applicable Financial Reporting Measure relating to such Incentive-Based Compensation was attained that exceeds the amount of Incentive Based Compensation that otherwise would have been received by such Executive Officer had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Incentive-Based Compensation based on a Financial Reporting Measure, including but not limited to stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Incentive-Based Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested, or paid and the Committee shall maintain documentation of such determination and provide such documentation, as required, to the NYSE. For purposes of this policy, Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting, or payment of the Incentive-Based Compensation occurs after the end of that period.
Exchange Act: The Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.
Executive Officer: Those persons who are designated by the Board as an “officer” of the Company as such term is defined in Rule 16a-1(f) under the Exchange Act during any portion of the performance period of Incentive-Based Compensation. Both current and former Executive Officers are subject to this policy in accordance with its terms.
Financial Reporting Measure: (i) Any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, (ii) stock price, or (iii) total shareholder return. For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the SEC to constitute a Financial Reporting Measure.
Incentive-Based Compensation: Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this policy, “Incentive-Based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-Based Compensation (including, without limitation, any amounts under any long-term disability, life insurance, or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-Based Compensation, as well as any earnings accrued thereon).
Lookback Period: The three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or one or more officers of the Company authorized to take such action, if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under this policy is not dependent on whether or when the Restatement is actually filed.
NYSE: The New York Stock Exchange.
Restatement: A required accounting restatement of any Brown-Forman financial statement due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Recovery of any Erroneously Awarded Compensation under this policy is not dependent on fault, fraud, or misconduct by any person in connection with the Restatement.
For purposes of this policy, a Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.
SEC: The U.S. Securities and Exchange Commission.
Recoupment of Erroneously Awarded Compensation
In the event of a Restatement, any Erroneously Awarded Compensation received by any Executive Officer during the Lookback Period prior to the Restatement (i) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (ii) that has been paid to any Executive Officer shall be subject to reasonably prompt repayment to the Company.
The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation, except as provided below.
Notwithstanding the foregoing, the Committee may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any Executive Officer if the Committee determines that such forfeiture and/or recovery would be impracticable, violate home country laws, and/or involve tax qualified retirement plans, as determined by the Committee in accordance with this policy.
Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts that are granted, vested, or earned based solely upon the occurrence or non-occurrence of non-financial events. Such exempt compensation includes, without limitation, base salary; time-vesting awards; compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Committee, the Board, or a group composed entirely of independent members of the Board; provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, or the achievement of, any Financial Reporting Measure.
Means of Repayment
In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall promptly provide written notice to such person by email or certified mail to the physical address on file with the Company for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee. Subject to applicable law, the Company shall also be entitled to set off the repayment amount against any amount owed to the person by the Company, to require the forfeiture of any award granted by the Company to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including, without limitation, Section 409A of the Code. The Committee may also, in its discretion, permit repayment under a deferred payment plan that allows repayment of owed Erroneously Awarded Compensation as promptly as possible without unreasonable economic hardship, provided such plan complies with the federal securities laws and is properly disclosed. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the

Company by wire, cash, or cashier’s check no later than thirty (30) days after receipt of such notice.
No Indemnification
The Company shall not indemnify any person, including current or former Executive Officer, directly or indirectly, for any loss of Erroneously Awarded Compensation, or any losses that such person may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this policy, including through the payment of insurance premiums or gross-up payments.
Disclosure
In the event of a Restatement, the Company shall provide appropriate public disclosure as required by Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.
Administration
This policy shall be administered and interpreted by the Committee. The Committee shall make all determinations regarding the application and operation of this policy in its sole discretion, and all such determinations shall be final and binding. If the Committee determines that any person shall repay any Erroneously Awarded Compensation, the person shall satisfy such repayment as required by the Committee to the fullest extent permitted under applicable law.
Other
This policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, and shall be interpreted in a manner that satisfies such requirements. If any provision of this policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.
Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this policy shall be deemed to include the restrictions imposed herein and incorporate this policy by reference and, in the event of any inconsistency, the terms of this policy will govern.
The provisions in this policy are intended to apply to the fullest extent of the law. If any provision of this policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this policy shall not affect the validity or enforceability of any other provision of this policy.
This policy is in addition to the Compensation Recoupment Policy adopted by the Board as of March 28, 2013. The rights of the Company under this policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company pursuant to the terms of any law, government regulation, or stock exchange listing requirement or any other policy, plan, or agreement of the Company; provided, however, that any amounts recouped under any other policy that would be recoupable under this policy shall count toward any required recoupment under this policy and vice versa.